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                                                                       EXHIBIT 6


                             COLUMBUS REALTY TRUST
                           AMENDMENT NO. 1 TO BYLAWS
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     This Amendment No. 1 to Bylaws (this "Amendment") amends the Amended and
Restated Bylaws of Columbus Realty Trust (the "Company") adopted as of January 8, 1996.

     WHEREAS, the Board of Trust Managers of the Company has determined it to be advisable and in the best interests of the Company and its shareholders to amend the Bylaws of the Company (i) to require advance notice of the purposes of any special meeting requested by the shareholders of the Company in accordance with the provisions of the Bylaws and (ii) to create a new office of Vice Chairman of the Board.

     WHEREAS, pursuant to Section 10.1 of the Bylaws, the Board has approved the following amendment to the Bylaws:

     1. Section 2.3 - Special Meetings shall be amended in its entirety to read as follows:

          "Section 2.3  Special Meetings.  Special Meetings of the shareholders
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          for any purpose or purposes, unless otherwise prescribed by law or by the Declaration of Trust, may be called by the Trust Managers or any executive officer or Secretary of the Trust or by the Secretary upon written request of holders of at least 10% of all of the shares entitled to vote at the meetings. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on at such meetings. The date, time, place and record date for any special meeting, including a special meeting called at the request of shareholders, shall be established by the Board of Trust Managers or officer calling the same. Business transacted at all Special Meetings shall be confined to the purpose or purposes stated in the call."

     2. Section 6.7 - Chairman of the Board shall be amended in its entirety to read as follows:

          "Section 6.7  Chairman of the Board.  The Chairman of the Board, if
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          one shall be elected, shall preside at all meetings of the shareholders and Trust Managers and shall be an ex officio member of all standing committees. The Trust Managers may also elect a Vice Chairman of the Board who, if elected, in the absence of the Chairman of the Board, shall preside at all meetings of the shareholders and Trust Managers and shall be an ex officio member of all standing
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          committees. The Chairman of the Board or any Vice Chairman of the
          Board may sign, with any other proper officer, certificates for shares of the Trust and any deeds, bonds, mortgages, contracts and other documents which the Trust Managers have authorized to be executed, except where required by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Trust Managers or these Bylaws, to some other officer or agent of the Trust. In addition, the Chairman of the Board or any Vice Chairman of the Board shall perform whatever duties and shall exercise all powers that are given to him by the Trust Managers. All references in other sections of these Bylaws to "Chairman of the Board" shall also be deemed to include a reference to any Vice Chairman of the Board."

     3. Except as specifically set forth herein, all provisions of the Bylaws shall remain in full force and effect.

     The foregoing is certified as the Amendment No. 1 to the Bylaws adopted by the Board of Trust Managers on May 23, 1997.


                                         /s/ Richard R. Reupke
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                                        Richard R. Reupke, Secretary